Exhibit 19.1

ARES REAL ESTATE INCOME TRUST INC.

Insider Trading Policy

(revised and adopted as of March 4, 2025)

In order to promote compliance with federal, state and foreign securities laws and take an active role in the prevention of insider trading violations by Insiders (as defined below) of Ares Real Estate Income Trust Inc. (the “Company”), the Company has adopted this Insider Trading Policy (this “Policy”).

No director, officer or employee of Company, its advisor, Ares Commercial Real Estate Management LLC (including its parent company Ares Management LLC, the “Advisor”), or any of their immediate family members living in their household (including any spouse, registered domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, or person with whom such person has an adoptive or “in-law” relationship) or any trusts, corporations or other entities controlled by a person covered by this Policy (each, an “Insider” and, collectively, the “Insiders”) may engage in transactions in any securities while in possession of material nonpublic information regarding the issuer of such securities where such information was improperly obtained, where it was obtained under circumstances contemplating that it would not be used for personal gain and in certain other circumstances (so-called “insider trading”), nor may any Insider communicate such material nonpublic information to any person who could use such information to purchase or sell securities (so-called “tipping”).1 In addition, this Policy prohibits Insiders from, without the prior approval of the Company’s Chief Compliance Officer (the “CCO”) or another designated member of the Ares Management Compliance Department (the “Compliance Department”):

●	buying or selling puts or calls or other derivative securities (other than derivative securities issued by the Company, such as convertible notes) based on the Company’s securities;
●	engaging in the short sale of the Company’s securities;
●	holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan; or
●	entering into hedging or monetization transactions or similar arrangements with respect to the Company’s securities.

1   Liability for insider trading or tipping is contingent upon the existence of some fiduciary or other duty, a relationship of trust with respect to the source of the material nonpublic information or the misappropriation of such information. Any Insider who comes into possession of material nonpublic information should presume that such a duty or relationship exists until the Advisor’s legal personnel or the CCO, or another designated member of the Compliance Department, advises the Insider to the contrary.

Before purchasing, selling, redeeming, gifting, including charitable donations, or otherwise transacting in, either personally or on behalf of others, any of the Company’s outstanding securities, each Insider must obtain clearance from the Advisor’s Chief Compliance Officer (the “CCO”) or the Ares Management Compliance Department (the “Compliance Department”).  Insiders who are employees or officers of the Company, its Advisor or their affiliates are also subject to additional requirements regarding personal securities trading and holdings set forth in applicable codes of ethics.

Definition of “Securities”

The term “securities” includes common and preferred stock, debt securities, options or derivative instruments with respect to securities, securities that are convertible into or exercisable or exchangeable for other securities, as well as partnership interests.

Definition of Material Information

The question of whether information is “material” is not always easily resolved. Generally speaking, information is “material” where there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy or sell the securities in question or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the “total mix” of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of the activities of the issuer involved. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material, as well as any questions regarding specific transactions, to the CCO or the Compliance Department.

Common, but by no means exclusive, examples of what may be “material” include the following:

●	Distribution changes
●	Financial forecasts
●	Changes in previously disclosed financial information
●	Mergers or significant acquisitions or dispositions
●	Proposed issuances of new securities
●	Tender offers of existing securities
●	Changes to the share repurchase program
●	Major litigation or any outcomes of or developments in such litigation
●	Significant changes in management or operations
●	Significant development with respect to a tenant, lease or property
●	Significant new investment targets to be introduced
●	Extraordinary borrowings or liquidity problems

●	Purchase or sale of substantial assets
●	Governmental investigations, criminal actions or indictments and any collateral consequences
●	Information received from political intelligence firms such as legislative and regulatory research analysis reports that are not publicly available
●	Cybersecurity incidents or threats
●	Violations or potential violations of applicable law

“Inside” information could be material because of its expected effect on the net asset value of the Company, securities of companies with whom the Company does business or in which the Company has made or considered making an investment.  Moreover, the resulting prohibition against the misuse of inside information includes not only restrictions on trading in the Company’s outstanding securities, but restrictions on trading in the securities of such other companies affected by the inside information.

Definition of “Nonpublic” Information

Information is “nonpublic” until it has been made available to investors generally and they have had time to act on it. In this respect, one must be able to point to some fact to show that the information is generally public, such as inclusion in reports filed with the Securities and Exchange Commission or press releases issued by the issuer of the securities or reference to such information in wire services or publications of general circulation such as Reuters, Bloomberg, Dow Jones, The Wall Street Journal or The New York Times.  In addition, the fact that information has been disclosed to a few members of the public does not necessarily make it “public” for insider trading purposes.

Penalties for Insider Trading

Liability and penalties for insider trading or tipping are severe, both for individuals involved in such unlawful conduct and their employers.  A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation (for example, where the person tipped another).

Penalties and liabilities include:

●	Civil injunctions
●	Private civil damage actions
●	Jail sentences
●	Disgorgement of profits (or the amount of losses avoided) plus statutory interest
●	Civil penalties for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually received a benefit (for example, where the person tipped another)
●	Civil penalties for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided

●	Criminal sanctions and/or imprisonment

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company or the Advisor, including dismissal of the persons involved.

Transactions Subject to this Policy

This Policy applies to all transactions, direct or indirect, in (i) the Company’s securities while an Insider is in possession of material nonpublic information about the Company, and (ii) the securities of certain companies with whom the Company does business or in which the Company has made or considered making an investment while an Insider is in possession of material nonpublic information about such company that the Insider obtained in the course of such Insider’s relationship with the Company.

This Policy continues to apply to transactions even after Insiders have terminated employment or other services to the Company. If Insiders are aware of material nonpublic information when their employment or service relationship terminates, they may not transact or trade in the Company’s securities until that information has become public or is no longer material.

Preclearance Before Trading in the Company’s Securities

The Company does not intend to list its outstanding securities on a securities exchange. Generally, the Company’s securities will only be available for purchase pursuant to accepted subscription orders as of the first day of each month, and such securities may only be sold pursuant to the Company’s share redemption program.  Before purchasing, selling, redeeming or gifting either personally or on behalf of others, any of the Company’s outstanding securities, Insiders must obtain clearance from the CCO or the Compliance Department. Clearance of a transaction will generally be valid only for a period specified by the CCO or the Compliance department. If the transaction is not completed within the specified period, pre-clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

From time to time, material nonpublic information regarding the Company may be pending and not publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods. If the Company imposes a special blackout period, it will notify the persons affected. Thereafter, and until they receive notice that the special blackout period has ended, such individuals shall be prohibited from engaging in any transactions involving the Company’s securities and from disclosing the fact of such suspension of trading to others.

Pre-clearance should not be considered a “safe harbor,” and all Insiders should use good judgment at all times. If an Insider is in possession of material nonpublic information, even if cleared to transact, then the Insider should not trade in the Fund’s securities until the information has been made publicly available or is no longer material.

Transactions Pursuant to an Approved 10b5-1 Trading Plan

The prohibitions on trading outlined in this Policy do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement (a “Rule 10b5-1 Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) that: (i) at the time of adoption or modification, has been reviewed and approved by the CCO or the Compliance Department; (ii) was entered into or modified in good faith by the Insider during an Open Trading Window, at a time when the Insider was not in possession of material nonpublic information about the Company, and could have otherwise engaged in a transaction in the Company’s securities pursuant to the terms of this Policy; (iii) (A) explicitly specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; (B) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or (C) gives a third party the discretionary authority to execute such purchases and sales, outside the influence or control of the Insider, so long as such third party does not possess any material nonpublic information about the Company; and (iv) otherwise complies with the requirements of Rule 10b5-1 under the Securities Exchange Act.

Once a Rule 10b5-1 Plan is approved and is adopted or modified, it is subject to a “cooling-off” period before execution of the first trade. The cooling-off period for directors and officers subject to Section 16 of the Securities Exchange Act ends on the later of: (1) 90 days following the Rule 10b5-1 Plan adoption or modification or (2) two business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (however, the cooling-off period will not exceed 120 days following plan adoption or modification). For all other Insiders, a 30-day cooling-off period is required.

An Insider may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers subject to Section 16 of the Securities Exchange Act must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information regarding the Company; and (ii) they are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All Insiders entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

Note that any trades made pursuant to an approved Rule 10b5-1 Plan by individuals who are subject to Section 16 of the Securities Exchange Act, give rise to a Section 16 reporting obligation on the Company’s periodic report for the quarter in which the Rule 10b5-1 Plan is adopted or terminated or modified. The Insider is responsible for ensuring that the Rule 10b5-1 Plan is validly adopted and transactions made thereunder are appropriately reported. The early termination of a Rule 10b5-1 Plan must be approved by the CCO or the Compliance Department.

Each Insider shall instruct the third-party effecting transactions on its behalf under a Rule 10b5-1 Plan to send duplicate confirmations of all transactions effected under the Rule 10b5-1 Plan to the CCO or the Compliance Department.

Obligations under this Policy

Insiders at all times should avoid even the appearance of impropriety with respect to trading in the Company’s securities or the securities of any of the companies with whom the Company does business or in which the Company has made or considered making an investment.  When there is any question as to a potential application of this Policy, insider trading laws or any other restrictions on insider trading, or if you know of a suspected violation of this Policy or those laws or other restrictions, you should consult with the CCO or the Compliance Department.